Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

January 16, 2018

VIA EDGAR TRANSMISSION

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:                             Gores Holdings III, Inc.
Draft Registration Statement on Form S-1
Submitted November 22, 2017
CIK No. 0001720821

Dear Ms. Long:

On behalf of our client, Gores Holdings III, Inc. a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 19, 2017, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001720821) confidentially submitted with the Commission on November 22, 2017 (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of Amendment No. 1, including copies marked to show the changes from the version confidentially submitted on November 22, 2017.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1.                                      Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff. Similarly, the Company advises that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering. To the extent that any such research reports are published or distributed, the Company will supplementally provide copies to the Staff.

2.                                      We note that you intend to file by amendment most exhibits, including the legal opinion. Please allow us sufficient time to review these exhibits.

The Company has included certain of the exhibits with the Amendment No. 1, including the amended and restated certificate of incorporation, and will file all exhibits with subsequent filings. The Company acknowledges that the Staff will need adequate time to review these documents before effectiveness.

United States Federal Income Tax Considerations, U.S. Holders, page 145

3.                                      Please revise to delete the word “generally” throughout this section because the word may imply that investors cannot rely on the disclosure. Please also revise to delete the words “[i]n general” for the same reason.

The Company has revised the disclosure on pages 143, 144, 145, 146, 147, 148, 149, 150, 151 and 152 in response to the Staff’s comment.

*        *        *        *        *

Please contact the undersigned at (212) 310-8849 if you have any questions or need further information.

Sincerely yours,

/s/ Heather Emmel

Heather Emmel

cc:	Mark R. Gores
Chief Executive Officer
Gores Holdings III, Inc.

Dale Welcome, Staff Accountant
W. John Cash, Accounting Branch Chief
Edward M. Kelly, Senior Counsel
Asia Timmons-Pierce, Special Counsel
Securities and Exchange Commission

Paul D. Tropp, Esq.
Freshfields Bruckhaus Deringer US LLP